UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 12, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CTI BioPharma Corp.

File No. 1-12465 - CF#35230

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Spectrum Pharmaceuticals, Inc. (successor in interest to CTI BioPharma Corp. with respect to the agreement included as the exhibit referenced below) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information CTI BioPharma Corp. (formerly Cell Therapeutics, Inc.) excluded from the Exhibits to a Form 8-K filed on December 31, 2007.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through June 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary